Rule 2.7, 3.10.3, 3.10.4, 3.10.5

                                  APPENDIX 3B

                             NEW ISSUE ANNOUNCEMENT,
               APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES
                                  AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced  1/7/96.  Origin:  Appendix  5.  Amended  1/7/98,  1/9/99,  1/7/2000,
30/9/2001,  11/3/2002,  1/1/2003.

Name of entity
--------------------------------------------------------------------------------
PROGEN INDUSTRIES LIMITED
--------------------------------------------------------------------------------

ABN
-------------------------
82 010 975 612
-------------------------

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if there is not enough space).

                                                  ----------------------------------------------
1       +Class of +securities issued or to be     Options
        issued
                                                  ----------------------------------------------
2       Number  of +securities issued or to       147,000 Options
        be issued (if known) or maximum
        number which may be issued
                                                  ----------------------------------------------

                                                  ----------------------------------------------
3       Principal terms of the +securities        Exercise price: $A2.79
        (eg, if options, exercise price and       Expiry date: 114,000 expire on 29 August 2011;
        expiry date; if partly paid               33,000 expire on 28 February 2008
        +securities, the amount outstanding
        and due dates for payment; if
        +convertible securities, the
        conversion price and dates for
        conversion)
                                                  ----------------------------------------------


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+ See chapter 19 for defined terms.

1/1/2003                                                                      Appendix 3B Page 1

                                                  ----------------------------------------------
4       Do the +securities rank equally in all    No
        respects from the date of allotment
        with an existing +class of quoted
        +securities?

        If the additional securities do not       No rights to  participate  in  dividends  etc
        rank equally, please state:               until exercised and converted into fully paid
        -  the date from which they do            ordinary shares.
        -  the extent to which they
           participate for the next dividend,
           (in the case of a trust,
           distribution) or interest payment
        -  the extent to which they do not
           rank equally, other than in relation
           to the next dividend, distribution or
           interest payment
                                                  ----------------------------------------------

                                                  ----------------------------------------------
5       Issue price or consideration              $ Nil
                                                  ----------------------------------------------

                                                  ----------------------------------------------
6       Purpose of the issue                      Employee incentive, issued under the terms  of
        (If issued as consideration for the       the  2004  Progen  Directors  and  Employee
        acquisition of assets, clearly identify   Option Incentive Plan.
        those assets)
                                                  ----------------------------------------------

                                                  ----------------------------------------------
7       Dates of entering +securities into        2 October 2006
        uncertificated holdings or
        despatch of certificates

                                                  ----------------------------------------------
                                                  Number                 +Class
                                                  ----------------------------------------------
8       Number and +class of all                  40,589,793             Ordinary shares
        +securities quoted on ASX
        (including the securities in clause
        2 if applicable)
                                                  ----------------------------------------------


APPENDIX 3B
NEW ISSUE ANNOUNCEMENT
------------------------------------------------------------------------------------------------

                                                  ----------------------------------------------
                                                  Number                 +Class
                                                  ----------------------------------------------
9       Number and +class of all                  199,500                 Options expiring on
        +securities not quoted on ASX                                     various dates, with
        (including the securities in clause                               varying exercise
        2 if applicable)                                                  prices.
                                                  ----------------------------------------------

                                                  ----------------------------------------------
10      Dividend policy (in the case of a         Not Applicable.
        trust, distribution policy) on the
        increased capital (interests)
                                                  ----------------------------------------------


PART 2 - BONUS ISSUE OR PRO RATA ISSUE

                                                  ----------------------------------------------
11      Is security holder approval               Not Applicable.
        required?
                                                  ----------------------------------------------

                                                  ----------------------------------------------
12      Is the issue renounceable or non-         Not Applicable.
        renounceable?
                                                  ----------------------------------------------

                                                  ----------------------------------------------
13      Ratio in which the +securities will       Not Applicable.
        be offered
                                                  ----------------------------------------------

                                                  ----------------------------------------------
14      +Class of +securities to which the        Not Applicable.
        offer relates
                                                  ----------------------------------------------

                                                  ----------------------------------------------
15      +Record date to determine                 Not Applicable.
        entitlements
                                                  ----------------------------------------------

                                                  ----------------------------------------------
16      Will holdings on different registers      Not Applicable.
        (or subregisters) be aggregated for
        calculating entitlements?
                                                  ----------------------------------------------

                                                  ----------------------------------------------
17      Policy for deciding entitlements in       Not Applicable.
        relation to fractions
                                                  ----------------------------------------------

                                                  ----------------------------------------------
18      Names of countries in which the           Not Applicable.
        entity has +security holders who
        will not be sent new issue
        documents

        Note: Security holders must be
        told how their entitlements are
        to be dealt with.

        Cross reference: rule 7.7.
                                                  ----------------------------------------------

                                                  ----------------------------------------------
19      Closing date for receipt of               Not Applicable.
        acceptances or renunciations
                                                  ----------------------------------------------


------------------------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

1/1/2003                                                                      Appendix 3B Page 3

                                                  ----------------------------------------------
20      Names of any underwriters                 Not Applicable.

                                                  ----------------------------------------------

                                                  ----------------------------------------------
21      Amount of any underwriting fee or         Not Applicable.
        commission

                                                  ----------------------------------------------

                                                  ----------------------------------------------
22      Names of any brokers to the issue         Not Applicable.

                                                  ----------------------------------------------

                                                  ----------------------------------------------
23      Fee or commission payable to the          Not Applicable.
        broker to the issue
                                                  ----------------------------------------------

                                                  ----------------------------------------------
24      Amount of any handling fee                Not Applicable.
        payable to brokers who lodge
        acceptances or renunciations on
        behalf of +security holders
                                                  ----------------------------------------------

                                                  ----------------------------------------------
25      If the issue is contingent on             Not Applicable.
        +security holders' approval, the date
        of the meeting
                                                  ----------------------------------------------

                                                  ----------------------------------------------
26      Date entitlement and acceptance           Not Applicable.
        form and prospectus or Product
        Disclosure Statement will be sent to
        persons entitled
                                                  ----------------------------------------------

                                                  ----------------------------------------------
27      If the entity has issued options, and     Not Applicable.
        the terms entitle option holders to
        participate on exercise, the date on
        which notices will be sent to option
        holders

                                                  ----------------------------------------------
28      Date rights trading will begin (if        Not Applicable.
        applicable)
                                                  ----------------------------------------------

                                                  ----------------------------------------------
29      Date rights trading will end (if          Not Applicable.
        applicable)
                                                  ----------------------------------------------

                                                  ----------------------------------------------
30      How do +security holders sell their       Not Applicable.
        entitlements in full through a
        broker?
                                                  ----------------------------------------------

                                                  ----------------------------------------------
31      How do +security holders sell part        Not Applicable.
        of their entitlements through a
        broker and accept for the balance?
                                                  ----------------------------------------------


------------------------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

Appendix 3B Page 4                                                                      1/1/2003

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT
------------------------------------------------------------------------------------------------

                                                  ----------------------------------------------
32      How do +security holders dispose of       Not Applicable.
        their entitlements (except by sale
        through a broker)?
                                                  ----------------------------------------------

                                                  ----------------------------------------------
33      +Despatch date                            Not Applicable.

                                                  ----------------------------------------------

PART 3 - QUOTATION OF SECURITIES
You need only complete this section if you are applying for quotation of securities

34   Type of securities
     (tick one)

(a)  [ ]  Securities described in Part 1

(b)  [ ]  All other securities

          Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

ENTITIES THAT HAVE TICKED BOX 34(a)

ADDITIONAL SECURITIES FORMING A NEW CLASS OF SECURITIES


Tick to indicate you are providing the information or documents

35   [ ]  If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36   [ ]  If the +securities are +equity securities, a distribution schedule of the additional
          +securities setting out the number of holders in the categories
          1 - 1,000
          1,001 - 5,000
          5,001 - 10,000
          10,001 - 100,000
          100,001 and over

37   [ ]  A copy of any trust deed for the additional +securities

ENTITIES THAT HAVE TICKED BOX 34(b)

                                                  ----------------------------------------------
38    Number of securities for which
      +quotation is sought
                                                  ----------------------------------------------


------------------------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

1/1/2003                                                                      Appendix 3B Page 5

                                                  ----------------------------------------------
39   Class of +securities for which
     quotation is sought
                                                  ----------------------------------------------

                                                  ----------------------------------------------
40   Do the +securities rank equally in all
     respects from the date of allotment
     with an existing +class of quoted
     +securities?

     If the additional securities do not
     rank equally, please state:
     -  the date from which they do
     -  the extent to which they
        participate for the next dividend,
        (in the case of a trust,
        distribution) or interest payment
     -  the extent to which they do not
        rank equally, other than in relation
        to the next dividend, distribution or
        interest payment
                                                  ----------------------------------------------

                                                  ----------------------------------------------
41   Reason for request for quotation
     now

     Example: In the case of restricted securities, end of restriction period

     (if issued upon conversion of
     another security, clearly identify
     that other security)
                                                  ----------------------------------------------

                                                  ----------------------------------------------
                                                  Number                      +Class
                                                  ----------------------------------------------
42   Number and +class of all +securities
     quoted on ASX (including the
     securities in clause 38)
                                                  ----------------------------------------------


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

Appendix 3B Page 6                                                      1/1/2003

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT
--------------------------------------------------------------------------------


QUOTATION AGREEMENT

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2    We warrant the following to ASX.

     - The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

     -    There is no reason why those +securities should not be granted
          +quotation.

     - An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

          Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

     - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

     - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

     - If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

1/1/2003                                                      Appendix 3B Page 7

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.


                /s/ Linton Burns

Signature.....
                Company Secretary

Date:           2 October 2006


Print name:     Linton Burns


                                 == == == == ==


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

Appendix 3B Page 8                                                      1/1/2003